UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2016

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL AND INTERIM DIVIDENDS

YEAR 2015

I. The Board of Telefônica Brasil S.A. (“Company”) announces to its shareholders, as approved at its meeting held on July 26, 2016, that will start the payment of Interim Dividends and Interest on Own Capital ("IOC") for the fiscal year of 2015, as follows:

(a) August 23, 2016: the Company will start the payment of amounts related to Interim Dividends deliberated and published through Notice to Shareholders on the date of the Meeting of the Board of Directors held on May 12, 2015, and IOC deliberated and published through Notices to Shareholders on the dates of the Meetings of the Board of Directors held on May 12, 2015, July 20, 2015 and August 20, 2015. Such proceeds were ratified and approved by the General Shareholders’ Meeting held on April 28, 2016 ("GSM"), as follows:

Proceeds	Deliberation Date	Record Date	Gross Amount per Share (R$)		Net Amount per Share (R$)
			ON	PN*	ON	PN*
Dividends	05/12/2015	05/25/2015	0.170178573168	0.187196430485	0.170178573168	0.187196430485
IOC	05/12/2015	05/25/2015	0.324599871044	0.357059858148	0.275909890388	0.303500879426
IOC	07/20/2015	07/31/2015	0.122734955402	0.135008450942	0.104324712092	0.114757183301
IOC	08/20/2015	08/31/2015	0.131620744028	0.144782818431	0.111877632423	0.123065395666

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the articles 27 and 28 of the Company’s Bylaws, such Dividends and Interest on Own Capital were charged to the mandatory minimum dividend for the fiscal year of 2015, ad referendum of the General Shareholders’ Meeting.

(b) December 13, 2016: the Company will start the payment of amounts related to IOC deliberated and published through Notice to Shareholders on the dates of the Meetings of the Board of Directors held on September 18, 2015, October 19, 2015, November 19, 2015 and December 17, 2015, and Dividends declared at the GSM. Such proceeds were ratified and approved by the GSM, as follows:

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Proceeds	Deliberation Date	Record Date	Gross Amount per Share (R$)		Net Amount per Share (R$)
			ON	PN*	ON	PN*
IOC	09/18/2015	09/30/2015	0.081638183005	0.089802001305	0.069392455554	0.076331701109
IOC	10/19/2015	10/30/2015	0.048871837445	0.053759021190	0.041541061828	0.045695168011
IOC	11/19/2015	11/20/2015	0.130510020450	0.143561022495	0.110933517382	0.122026869120
IOC	12/17/2015	12/30/2015	0.16823296997	0.18505626697	0.14299802448	0.15729782693
Dividends	04/28/2016	04/28/2016	0.71487468232	0.78636215055	0.71487468232	0.78636215055

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the articles 27 and 28 of the Company’s Bylaws, such Dividends and Interest on Own Capital were charged to the mandatory minimum dividend for the fiscal year of 2015, ad referendum of the General Shareholders’ Meeting.

II. WITHHOLDING INCOME TAX, ACCORDING TO CURRENT LEGISLATION

1 – Interest on Own Capital

An income tax of 15% is withheld at the source when paying Interest on Own Capital. No income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

2 – Dividends

Dividends are exempt from Income Tax Withholding, according to the Law 9,249/95.

III. ADDITIONAL INFORMATION:

Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, July 26, 2016.

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

David Melcon Sanchez-Friera Investor Relations Officer Telefônica Brasil – Investor Relations Tel: +55 11 3430-3687 Email: ir.br@telefonica.com Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	July 26, 2016	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director